**ANNEX B**

**RECENT TRANSACTIONS BY THE FILING PERSONS IN THE SECURITIES OF AUTONATION, INC.**

| Entity | Date of Transaction | Description of Transaction | Shares Disposed | Price Per Share |
|---|---|---|---|---|
| Edward S. Lampert | 7/10/2025 | Open Market Sales | 21,103 | $215.7778 |
| Edward S. Lampert | 7/14/2025 | Open Market Sales | 8,573 | $214.1366 |
| Edward S. Lampert | 7/21/2025 | Open Market Sales | 6,819 | $200.8454 |
| Edward S. Lampert | 7/22/2025 | Open Market Sales | 20,863 | $201.9608 |
| Edward S. Lampert | 7/23/2025 | Open Market Sales | 18,500 | $204.5874 |
| Edward S. Lampert | 9/4/2025 | Open Market Sales | 60,000 | $225.1616 |
| Edward S. Lampert | 9/5/2025 | Open Market Sales | 65,223 | $226.3277 |
| Edward S. Lampert | 9/8/2025 | Open Market Sales | 16,577 | $227.5997 |